Exhibit 99.1

BANCOLOMBIA ANNOUNCES APPROVAL OF TERMS AND CONDITIONS OF ISSUANCE OF NON-VOTING PREFERRED SHARES (“PREFERRED SHARES”)

Medellin, Colombia, January 30, 2014

Yesterday, the Board of Directors of Bancolombia S.A. (“Bancolombia”) approved the terms and conditions of the issuance of one hundred and ten million (110.000.000) Preferred Shares.

According to such terms and conditions, and after obtaining the required regulatory approvals, the preferred shares will be offered in the Colombian market and allocated in accordance a bookbuilding procedure pursuant to Colombian securities regulations.

The preferred shares will not be and have not been registered under the Securities Act of 1933 (the “Act”), and may not be sold nor offered in the United States or to any U.S. Person, as defined in the Regulation S of the Act, absent registration or an applicable exemption to the registration requirements. This press release shall not be construed as an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

Contacts

Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837